Exhibit 99.1
BioNTech Announces Appointment of Annemarie Hanekamp to Management Board as Chief Commercial Officer

Mainz, Germany, March 20, 2024 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today that the Supervisory Board has appointed Annemarie Hanekamp to the Management Board as Chief Commercial Officer effective July 1, 2024. She will join BioNTech from Novartis AG (“Novartis”) and succeed Sean Marett in this role.

Annemarie Hanekamp is a seasoned pharmaceutical executive experienced in developing patient-focused commercial strategies for innovative oncology products encompassing sales, marketing and market access. In her new role, she will drive and execute the global commercialization strategy to leverage BioNTech’s full potential as a vertically integrated biopharmaceutical company. Annemarie Hanekamp will be responsible for building a global commercial team in preparation of BioNTech’s first oncology product launch planned in 2026 and with a focus on the Company’s lead product candidates in anticipation of ten potential indication approvals by 2030.

“Annemarie Hanekamp is an accomplished leader with a track record of more than a dozen successful product launches, including first-time product launches in the solid tumor field across multiple cancer types relevant to BioNTech, such as lung, breast, gastrointestinal, prostate and bladder,” said Helmut Jeggle, Chairman of the Supervisory Board. “She brings a deep understanding of commercialization of oncological products in the United States as well as in key markets in Europe. In addition, she achieved launch readiness on an accelerated timeline in her former role, which makes her a great fit for BioNTech. Today, the Company is uniquely positioned to continue its success story and transformation into a multi-product company. We look forward to welcoming Annemarie Hanekamp to the Management Board as we continue our work towards improving treatment options for patients and providers.”

“Over the past 15 years, BioNTech has made incredible progress in translating science into survival. I believe its COVID-19 vaccine will only be the beginning of a series of approved products to follow in the years to come,” said Annemarie Hanekamp, designated Chief Commercial Officer at BioNTech. “Throughout my career, I have seen firsthand the importance of novel cancer treatments to help address unmet medical needs for patients around the world. The co-founders’ vision and the potential of the pipeline provides the Company with the unique opportunity to introduce a diversified toolbox improving the outcome for cancer patients. I look forward to working with the teams to bring innovative therapies with combinational potential to the market, creating an added value for patients and the society as well as for BioNTech and its shareholders."

Annemarie Hanekamp brings a wealth of strategic and operational expertise to BioNTech. She has more than 20 years of experience in the healthcare industry, including 15 years of commercial experience in companies ranging from early-stage biotechnology companies to full-scale pharmaceutical companies. She successfully delivered significant value in a broad range of roles: At Novartis, she led the U.S. and global teams through a time of strategic opportunities and operational headwinds following an unprecedented strong launch uptake of their novel treatment for prostate cancer. She was also responsible for building a new global oncology organization following a company-wide transformation. At Bristol-Myers Squibb Co., she held a pivotal role in evolving the company’s U.S. oncology strategy, resulting in significant and sustainable growth including an expanded market access as well as product launches.

Annemarie Hanekamp is a Dutch citizen and holds degrees in biomedical sciences as well as organizational leadership.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Biotheus, DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not be limited to, statements concerning: expected changes to BioNTech’s leadership and the potential benefits of BioNTech’s leadership hires; BioNTech’s research and development programs; BioNTech’s focus on building commercial capabilities for potential market launches; and BioNTech’s expectations regarding the timing of, ability to obtain and maintain regulatory approval of, and planned readiness for, such launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech's product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's Report on Form 6-K for the period ended September 30, 2023, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

CONTACTS

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de
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